Exhibit 99.1

Black Mammoth Metals to Drill Stratigraphic Holes at Happy Cat Property

No.25-01  BMM: TSX-V

VANCOUVER, BC, January 3, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that it intends to commence a drill program this month at its 100% owned Happy Cat property in Lander County, Nevada (the “Property”). The Company has received confirmation from the Bureau of Land Management that the required permit and bond are in place.

Reverse circulation drilling of approximately 1500 meters will allow the Company to further understand the structure and stratigraphy at Happy Cat. The results are expected to refine drill targets for a more significant follow-up drill program.

The drilling will take place within the approximate 4 square kilometer main area of interest where hydrothermal fluids may have been present (the “Alteration”) under the relatively thin layer of volcanics that the Company has identified through its past work-up activities which include:

The 2022 UAV magnetic survey results indicate significant NW trending faults (the “NW Faults”) substantially spanning the Property and intersecting the known northerly trending high angle faults (the “N Faults”). Numerous magnetic anomalies indicative of shallow intrusive structures are present along the N Faults and the NW Faults with the most significant magnetic anomalies located near fault intersections. Areas along these faults and at their intersections, where hydrothermal fluids may have been present, are prospective drill targets as these fluids are typically associated with gold mineralization in Carlin-type deposits. Faulting on the Property is of the correct orientation and age to have help formed Carlin-type deposits.

The 2023 gravity survey results indicate the density of the Alteration and its’ density contrast relative to the host rock is typical to that of alteration zones present at other Carlin-type deposits in northern Nevada.

The 2024 mercury vapor survey results confirm that significantly elevated mercury values occur over interpreted structures. These are thought to be leakage anomalies, where locally higher permeability and the resultant oxidation of mercury containing minerals releases mercury to the surface. The perimeter of the moderate to high mercury values of the Hg survey coincides with the Alteration and the highest mercury values trend north-easterly through the center of the Alteration.

Mercury vapor surveys are used to identify drill targets with the mercury anomalies being an excellent proxy for the location of gold and other mineral deposits.

About Black Mammoth Metals Corporation:

In 2024, Black Mammoth Metals acquired a 100% interest in:

•	Leadore Silver-Lead property, Lemhi County, ID,

•	East Reveille Gold property, Nye County, NV,

•	America Mine Gold property, San Bernardino, CA,

•	Quito Gold property, Lander County, NV,

•	South Ravenswood District, Lander County NV,

•	Callaghan Gold District, Lander County NV.

At the Company’s 100% owned, 1,213 hectare (2,997 acre) Happy Cat Gold property, Lander County, NV, an approximate 4 square kilometre area is identified as being hydrothermally altered. Structural modelling suggests the density of the alteration and its’ density contrast relative to the host rock is typical to that of alteration zones present at other Carlin-type deposits in northern Nevada. The alteration encompasses an area where northerly trending high-angle faults intersect indicated NW-trending re-activated faults that are known to be of age and orientation as ore-controlling faults occurring at other Carlin-type deposits. The Company intends to prioritize drill targets within the alteration area.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone. Exploration by two previous operators identified a geological target for the Blanco Creek property in the order of 1.70 to 2.48 million tons, grading 0.20 to 0.33 oz/ton Au (1.54 to 2.24 million tonnes, grading 6.85 to 11.31 g/tonne Au); see the Company’s press release dated February 14, 2017.

Black Mammoth cautions investors to note the potential quantity and grade of the geological target are conceptual in nature. A qualified person has not completed sufficient work to classify the geological target as mineral resources as defined by NI 43-101, and it is uncertain if future exploration will result in the target being delineated as mineral resources.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. Historical information contained in this news release cannot be relied upon as Mr. Abrams, the Company’s Qualified Person, has not prepared or verified the historical information.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Black Mammoth Metals Corporation

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All of the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/January2025/03/c9429.html

%SEDAR: 00022389E

For further information: Dustin Henderson, BBA, President & CEO, Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 16:00e 03-JAN-25